Filed pursuant to Rule 253(g)(2)
File No. 024-10938

GOLFSUITES 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 20, 2019 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and related supplements are available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419027542/tv522204_253g2.htm; https://www.sec.gov/Archives/edgar/data/1765347/000110465919072667/tm1925123-1_253g2.htm; and https://www.sec.gov/Archives/edgar/data/1765347/000110465920008574/tv537081_253g2.htm.

Additional information about the Company is available in its 2019 Semi-Annual Report filed on Form 1-SA, available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419046426/tv530292_1sa.htm; and in its 2018 Special Financial Report filed on Form 1-K, available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419044920/tv529564_partii.htm, and each is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED MAY 20, 2019

THIS SUPPLEMENT IS DATED FEBRUARY 21, 2020

The sections titled “Plan of Distribution and Selling Shareholders” now reads as follows:

Plan of Distribution

GolfSuites 1, Inc. is offering up to $50,000,000 in shares of Preferred Stock on a “best efforts” basis.

The cash price per share of Preferred Stock is $5.20.

The company intends to market the shares in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by GolfSuites 1, Inc. in its sole discretion.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

The company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services:

•	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.

•	Review each investors subscription agreement to confirm such investors participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investors participation.

•	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor;

•	Not provide any investment advice nor any investment recommendations to any investor.

•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

•	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering. Assuming that the offering is open for 12 months, the company estimates that total fees due to pay Dalmore would be $500,000 for a fully-subscribed offering.

Incentives

The company intends to offer marketing promotions to encourage potential investors to invest.  Details on the company's current incentives can be found on the company's offering page found at www.manhattanstreetcapital.com/GolfSuites.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

No Minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur; however, investors may only purchase shares in minimum increments of $500. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds.

No Selling Shareholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to GolfSuites 1, Inc.

The Online Platform

The company will pay FundAthena, Inc., d/b/a Manhattan Street Capital (“Manhattan Street Capital” or “MSC” as applicable) for its services in hosting the Offering of the shares on its online platform.

Further, the company has entered into an agreement with MSC for project manager, technology and administrative services, effective July 15, 2019 (the “MSC Agreement”), see “Plan of Distribution and Selling Securityholders – The Online Platform.” The following costs are outlined in the MSC Agreement:

•	A technology and administration fee of $25 per investor, in cash, paid by the company when each investor deposits funds into the escrow account.
•	A cashless 10 year warrant to purchase 100 shares of KGEM common stock for $0.25 per share, per investor escrow account, the warrant calculations shall be capped at a maximum of 35,000 investors.
•	AML check fees between $2 and $6 per investor. AML fees will be dependent on the location of the investor.
•	A technology license fee of $300 per month.
•	Any applicable fees for fund transfers (ACH $2, check $5, debit card fees of $0.35 + 3% as charged by debit card processor, wire $15 or $35 for international fund transfers).

This agreement supersedes an agreement between KGEM and MSC dated July 15, 2018. GolfSuites 1 will reimburse KGEM $30,000 for its portion of the fee paid to MSC under that agreement. That amount is included in a promissory note dated November 10, 2018. In addition, pursuant to that agreement, MSC received a 10-year warrant, to purchase shares of KGEM common stock with an exercise price of $0.25 per shares. The portion of the warrant attributable to GolfSuites 1 is the right to purchase 120,000 shares. The company intends to pay the cash fees from the proceeds of the offering. To the extent any future fees are paid by KGEM, GolfSuites 1will reimburse KGEM for its portion of the fee to MSC in accordance with the Management Services Agreement. All fees are due to MSC regardless of whether investors are rejected after AML checks or the success of the offering.

For additional information please see “Interests of Management and Others in Certain Transactions”.

Manhattan Street Capital does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying issuers listed on the platform. Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the www.manhattanstreetcapital.com website.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Securities and Exchange Commission (the “SEC”), the company will accept tenders of funds to purchase whole shares and fractional shares. Prospective investors who submitted non-binding indications of interest during the “test the waters” period will receive an automated message from us indicating that the Offering is open for investment. We will conduct multiple closings on investments (so not all investors will receive their shares on the same date). Each time the company accepts funds transferred from the Escrow Agent is defined as a “Closing.” The funds tendered by potential investors will be held by our escrow agent, Prime Trust, LLC (the “Escrow Agent”) and will be transferred to us at each Closing. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for the Preferred Stock in this Offering, you should complete the following steps:

1.	Go to www.manhattanstreetcapital.com/GolfSuites, click on the "Invest Now" button;

2.	Complete the online investment form;

3.	Deliver funds directly by check, wire, debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt;

4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;

5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us a subscription agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor.  After Dalmore has completed its review of a subscription agreement for an investment in the company, the funds may be released by the escrow agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the Preferred Shares. Dalmore is not participating as an underwriter and under no circumstance will it solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Dalmore’ anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this offering should be made directly to the company.

Upon confirmation that an investor’s funds have cleared, the company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

Escrow Agent

The Escrow Agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities.

The company has agreed to pay the Escrow Agent:

•	$400 for escrow account set-up fee,

•	$30 per month escrow account fee for so long as the Offering is being conducted,

•	a cash management fee of 0.5% of funds processed (up to a maximum of $8,000),

•	technology platform license fee of $400.00 per month,

•	transaction fee of $10.00 per investor,

•	ACH processing fee of $2.00 per transaction,

•	wire processing fee of $15.00 per transaction (domestic),

•	check processing of $5.00 per transaction, and

•	AML check $5.00 per investor

The escrow agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities.

Transfer Agent

The company has also engaged Computershare, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis; there are no set up costs for this service, fees for this service will be limited to secondary market activity. The company estimates the aggregate fee due to Computershare for the above services to be $60,000 annually.

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